Exhibit (b)

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Bilibili Inc.

(Name of Issuer)

Table 1 – Transaction Valuation

	Transaction valuation	Fee rate	Amount of filing fee

Fees to Be Paid	$745,999,000.00(1)	0.01102%(2)	$82,209.09(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$745,999,000.00

Total Fees Due for Filing			$82,209.09(2)

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$82,209.09(2)

(1)

Estimated solely for purposes of calculating the filing fee. The aggregate purchase price of the 1.25% Convertible Senior Notes due 2027 (the “Notes”) is $745,999,000 representing 100% of the principal amount of the Notes outstanding as of May 8, 2023 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $110.20 per $1,000,000 of the value of the transaction.